UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

Form SD
__________________

Specialized Disclosure Report

Allot Ltd.
 (Exact name of the registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation)	001-33129 (Commission file number)
22 Hanagar Street Neve Ne’eman Industrial Zone B Hod-Hasharon 4501317 Israel
 (Address of principal executive offices and zip code)

Rael Kolevsohn
General Counsel
Tel +972-9-7619200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,2023 .

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Form (“Form SD”) of Allot Ltd. (the “Company,” “we,” or “us”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1 to December 31, 2023.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products (“Covered Products”) for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals (“Conflict Minerals”) are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, or any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively with the DRC, the “Covered Countries”).

For the Covered Products, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Covered Countries.  If, based on such inquiry, a registrant knows or has reason to believe that any of the Conflict Minerals contained in its Covered Products originated or may have originated in a Covered Country and that such Conflict Minerals are not or may not be solely from recycled or scrap sources, the registrant must conduct due diligence with respect to the source and chain of custody of the Conflict Minerals to determine the origin of such Conflict Minerals and whether they directly or indirectly financed or benefited armed groups in the Covered Countries.

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the Rule, the Company has concluded in good faith that during the year ended December 31, 2023:

-	Certain of the Company’s operations manufactured, or contracted to manufacture, Covered Products for which the Conflict Minerals are necessary to the functionality or production of those products.

-
Based on the Company’s good faith reasonable country of origin inquiry regarding the Conflict Minerals, which was designed to determine whether any of the Conflict Minerals contained in the Company’s Covered Products originated in the Covered Countries and whether any of the Conflict Minerals contained in the Covered Products are or may be from recycled or scrap sources, the Company had reason to believe that (i) the Conflict Minerals contained in its Covered Products may have originated in the Covered Countries and (ii) such Conflict Minerals may not be from recycled or scrap sources.

On the basis of these conclusions, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its Covered Products. The Conflict Minerals Report describing the Company’s due diligence efforts is attached as Exhibit 1.01 to this Form SD for the reporting period from January 1 to December 31, 2023.  This Conflict Minerals Report has not been subject to an independent private sector audit.

Countries of origin identified as a result of the Company’s reasonable country of origin inquiry include, to the extent known, India, United Arab Emirates, United States of America, Republic of Korea, Uganda, Lithuania, Italy, Chile, Germany, Australia, Russian Federation, Malaysia, Zambia, South Africa, Austria, Andorra, France, Kazakhstan, Brazil, Belgium, Netherlands, Sudan, China (Mainland), Taiwan, Zimbabwe, Poland, Thailand, Czech Republic, New Zealand, Japan, Switzerland, Spain, Canada, Indonesia, Uzbekistan, Turkey, Mexico, Singapore, Saudi Arabia, Kyrgyzstan, Sweden, Philippines, Macedonia, Myanmar, Vietnam, Bolivia, Peru and Estonia.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at https://investors.allot.com/financial-information/sec-filings. Unless otherwise stated in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of, this Form SD and the attached Conflict Minerals Report.

Forward-Looking Statements

In addition to historical facts, this Form SD and the attached Conflict Minerals Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. All forward-looking statements in this Form SD and the attached Conflict Minerals Report reflect our current views about future events, are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its annual report on Form 20-F for the fiscal year ended December 31, 2023, and other forms filed by the Company with or furnished by the Company to the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Allot Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Allot Ltd.

By:	/s/ Rael Kolevsohn	May 20, 2024
Rael Kolevsohn, General Counsel

[Signature Page to Form SD]